Mail Stop 3561

December 31, 2008

Ting Chen
Chief Financial Officer
China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

   Re: China Carbon Graphite Group, Inc.
   File No. 333-114564
   Form 10-KSB: For the Fiscal Year Ended December 31, 2007

Dear Ms. Chen:

    We have reviewed the above referenced filings and have the following comment. Our comment requests that you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the fiscal year ended December 31, 2007

Notes to Consolidated Financial Statements, page F-8

Basis of Preparation of Financial Statements, page F-11

1. By virtue of your reverse acquisition with Talent International Investment Limited ("Talent") consummated on December 17, 2007, the historical financial statements presented are those of Talent as consolidated with its wholly owned subsidiary Xinghe Yongle Carbon Co., Ltd. ("Yongle"). As indicated in the respective agreements, the contractual arrangements between Yongle and Xinghe Xingyong Carbon Co., Ltd. ("Xingyong") were consummated on December 14, 2007. In connection with these contractual arrangements, you have determined

that Xingyong is a variable interest entity of which Yongle is the primary beneficiary pursuant to FIN 46R. Accordingly, Xingyong would be consolidated with Yongle pursuant to FIN 46R. Given that the relationship between Yongle and Xingyong did not exist prior to December 14, 2007, it appears that consolidation of Xingyong into your financial statements prior to this date may not be appropriate. Therefore, please explain in detail to us why you believe it is appropriate under generally accepted accounting principals to consolidate Xingyong for all of the periods presented in your filing.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief